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For more information:
Sara Leuchter Wilkins
Director of Investor Relations
414-224-2633
swilkins@jc.com

Journal Communications Announces Final Tender Offer Results

MILWAUKEE, WI – June 21, 2004 – Journal Communications (NYSE:JRN) today announced the final results of its tender offer to purchase shares of its class B common stock at $18.55 per share. The Company’s tender offer expired at 12 midnight, New York City time, on Tuesday, June 15, 2004. Based on the final count by Wachovia Bank, N.A., the depository and information agent for the tender offer, 9,794,518 shares of class B common stock were validly tendered and not withdrawn.

The Company accepted 8,020,467 shares – the full number of shares sought in the tender offer – after prorating in accordance with the terms of the tender offer. Journal Communications expects that payment for all shares purchased will be made early this week.

Following the tender offer for class B common stock and the Company’s follow-on equity offering of class A common stock – completed on June 15, 2004 – employee and former-employee shareholders will have about a 53 percent economic ownership of Journal Communications.

The purchase of the shares in the tender offer was funded with borrowings under the Company’s unsecured debt facility and a portion of the net proceeds from the Company’s follow-on equity offering. At close of business June 18, 2004 (following the tender offer), Journal Communications had the following shares of stock issued and outstanding: 26,926,496 shares of class A common stock; 9,741,509 shares of class B-1 common stock (not including the 4,338,352 shares held by our subsidiary, The Journal Company); 35,502,911 shares of class B-2 common stock (not including the 4,338,353 shares held by The Journal Company), and 3,264,000 shares of class C common stock.

The Company’s class A shares are traded on the New York Stock Exchange. Class B shares are not traded on the NYSE, and are not convertible to class A shares until after the applicable public sale restriction periods end.

About Journal Communications

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, was founded in 1882. We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states and have signed an agreement to purchase WGBA-TV and to assume an existing local marketing agreement for WACY-TV – both located in the Green Bay/Appleton (Wisconsin) market. Through our telecommunications segment, we own and operate a regional fiber optic network in the upper Midwest, provide integrated data communications solutions for small and mid-size businesses and offer network transmission solutions for other service providers. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.